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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 8-A

                For Registration of Certain Classes of Securities

                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                             PolyMedica Corporation
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Massachusetts                     04-3033368
          -----------------------             -----------------
          (State of incorporation                 Employer
              or organization)                Identification No.)

                  11 State Street, Woburn, Massachusetts 01801
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to                       securities pursuant to
Section 12(b) of the Exchange                Section 12(g) of the Exchange
Act and is effective pursuant                Act and is  effective pursuant
to General Instruction A.(c),                to General Instruction A.(d),
please check the following box.[ x ]         please check the following box.[ ]



Securities Act registration statement file number to
which this form relates:                                     n/a
                                                         ---------------
                                                         (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered
       -------------------                     ------------------------------


  Common Stock, $.01 par value per share           New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
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Item 1:  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

Polymedica Corporation (the "Company") is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share ("Common Stock") and 2,000,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"). The following summary is qualified by reference to the provisions of applicable law and the Company's Restated Articles of Organization and By-laws, each as amended to date, incorporated herein by reference.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

Preferred Stock

Pursuant to the Company's Restated Articles of Organization, the Company's Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

The Company's Board of Directors has authority to designate and issue Preferred Stock and to determine its rights and preferences to eliminate delays associated with a stockholder vote on specific issuances. The issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

Massachusetts Law and Certain Charter and By-Law Provisions

Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation with more than 200 stockholders may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the
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corporation. A "business combination" includes a merger, a stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

Massachusetts General Laws Chapter 156B, Section 50A requires that publicly held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible. In accordance with such law, the Company's Restated Articles of Organization provide for the division of the Board of Directors into three class as nearly equal in size as possible with staggered three-year terms. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring control of the Company.

The By-Laws of the Company include a provision which excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions". In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation subject to the statute may not vote such stock unless stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-Laws at any time to subject the Company to this statute prospectively.

Certain of the provisions of Massachusetts law and the Company's Restated Articles of Organization would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by accumulations of stock. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

The Restated Articles of Organization of the Company contain a provision authorizing a class of preferred stock whose terms are not defined in the Articles but whose terms may be fixed by the Board of Directors without further shareholder approval.

The Restated Articles of Organization provide that the directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Restated Articles of Organization provide that the directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty or acted in bad faith.

The Company's Restated Articles of Organization also provide that directors may only be removed for cause and that the amendment of the provisions providing for the elimination of personal liability and indemnification of directors and officers must be approved by the vote of two-thirds of the outstanding voting stock.
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The Company's By-Laws also provide that special meetings of stockholders may only be called by the Chairman of the Board, the President, the Chief Executive Officer or a majority of the Board of Directors. In addition, the By-Laws contain provisions requiring stockholders who wish to introduce matters at a stockholders meeting to provide written notice well in advance of any annual or special meeting of stockholders.

Shareholder Rights Agreement

The Board of Directors adopted on January 23, 1992, a Shareholder Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent (the "Shareholder Rights Agreement") which includes terms substantially similar to those described below. The Shareholder Rights Agreement was amended on December 9, 1999. The following summary description of the Shareholder Rights Agreement, as amended, does not purport to be complete. A copy of the Shareholder Rights Agreement is incorporated herein by reference to the Company's Current Report on Form 8-K filed on March 13, 1992 (File No. 033-45425). A copy of the amendment to the Shareholder Rights Agreement is incorporated by reference herein to the Company's Quarterly Report on Form 10-Q filed on February 14, 2000 (File No. 001-13690).

The Shareholder Rights Agreement became effective immediately following the closing of the Company's initial public offering. On March 13, 1992, the Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each share of Common Stock outstanding as of the close of business on such date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock at a cash exercise price to be determined by the Board of Directors. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock is designed to approximate the value of share of Common Stock.

Initially, the Rights are attached to all Common Stock certificates and are not be exercisable. The Rights will become freely tradable and exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock (or 20% or more of the Company's outstanding Common Stock, in the case of SAFECO and its affiliates (collectively, "SAFECO")), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% (or in the case of SAFECO, 20%) or more of the outstanding shares of Common Stock. The Board of Directors may, in its sole discretion, decrease such threshold amounts from 15% to 10%.

In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (ii) an Acquiring Person becomes the beneficial owner of more than 15% (or, in the case of SAFECO, 20%) of the then outstanding shares of Common Stock, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to, and otherwise in the best interest of, shareholders, each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock that equals the result obtained by dividing (x) by (y), where (x) is equal to the then current Purchase Price (as defined in the Shareholder Rights Agreement) multiplied by the then number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable immediately prior to the occurrence of such an event, and (y) is equal to one-half of the current market price (as defined in the Shareholder Rights Agreement) of the Common Stock at the date of the occurrence of the event. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Shareholder Rights Agreement) were, beneficially owned by any Acquiring person will be null and void.
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In the event that, at any time following the Stock Acquisition Date (as defined in the Shareholder Rights Agreement), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows an offer determined by the Board to be fair as described in Clause
(ii) of the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company that equals the result obtained by dividing (x) by (y), where
(x) is equal to the then current Purchase Price multiplied by the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable immediately prior to the occurrence of such event, and (y) is equal to one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event.

The Company will generally be entitled to redeem the Rights at $.01 per share (the "Redemption Price" at any time until the tenth day following public announcement that a 15% (or, in the case of SAFECO, 20%) stock position has been acquired. Immediately upon the action of the Board to redeem the Rights, the right to exercise the Rights will terminate and any right of the holders of Rights will be to receive the Redemption Price. The Rights will expire on January 23, 2002 unless earlier redeemed or exchanged.

The Rights do not provide any rights associated with stock ownership in the Company, such as the right to vote or to receive dividends. The Company may, subject to certain limitations, supplement or amend the Shareholder Rights Agreement without the consent or agreement of any holders of Rights or any other person.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

Item 2:  Exhibits.
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The following exhibits are filed herewith (or incorporated by reference as indicated below):

          1.   Restated Articles of Organization of the Registrant, as amended.

          2.   Restated Bylaws of the Registrant, as amended.
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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                            PolyMedica Corporation

                                            By: /s/Eric G. Walters
                                                -----------------------------
                                                 Eric G. Walters
                                                 Executive Vice President

July 18, 2001